UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. ____)*

PREMIER FINANCIAL BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

74050M 10 5
(CUSIP Number)

John Sheldon Clark 1633 Broadway, 30th Floor New York, New York 10019 (212) 707-8771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 74050M 10 5	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON * John Sheldon Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 506,095
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 506,095
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74050M 10 5	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

The securities as to which this Schedule 13D (“Schedule”) relates are the shares of common stock (“Common Stock”) of Premier Financial Bancorp, Inc. (the “Issuer”).  The address of the Issuer's principal executive office is 2883 Fifth Avenue, Huntington, West Virginia 25702.

Item 2.  Identity and Background.

(a)           John Sheldon Clark (“Reporting Person”).

(b)           The Reporting Person’s residence address is 3701 Turtlecreek Boulevard, Apartment 10J, Dallas, Texas 75219.  The Reporting Person's office address is 1633 Broadway, 30th Floor, New York, New York 10019.

(c)           The Reporting Person's principal occupation is as an individual private investor.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person owns 351,095 shares of Common Stock which are held directly.  In addition, two family trusts for which the Reporting Person serves as sole trustee hold an aggregate of 155,000 shares of Common Stock. All purchases by the Reporting Person were made with personal funds or funds of the trust.  No part of the consideration obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock is or will be borrowed.  The total consideration for all of the shares of Common Stock acquired to date (including the shares being reported in Item 5(c) hereof) by the Reporting Person and the family trusts controlled thereby is approximately $4.9 million with the aggregate consideration with respect to the shares reported in Item 5(c) hereof amounting to approximately $1.15 million.

CUSIP No. 74050M 10 5	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person will continually evaluate the business, financial condition and business prospects of the Issuer as well as conditions in the economy and the banking industry in general with a view toward determining whether to hold, decrease or add to his investment in the Common Stock.

The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 506,095 shares of Common Stock which represents approximately 7.92% of the outstanding shares of Common Stock (based upon 6,392,772 shares issued and outstanding as of May 1, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on May 14, 2008).

(b)           The Reporting Person has sole voting and dispositive power with respect to 506,095 shares of Common Stock which includes the 155,000 shares of Common Stock held by the two trusts for which he serves as the sole trustee.

CUSIP No. 74050M 10 5	13D	Page 5 of 6 Pages

(c)           The Reporting Person had the following transactions in the Issuer's securities during the last 60 days:

Date	Amount	Price Per Share
6/24/08	20,000(1)	$11.00
6/10/08	40,000(1)	$11.00
4/30/08	40,000(1)	$11.40
________________
(1)	All of such shares were purchased by the Reporting Person for his own account and not for the family trusts.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 74050M 10 5	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/ John Sheldon Clark
John Sheldon Clark

Date: June 25, 2008